August 18, 2005


Mail Stop 4561

Mr. John R. Signorello
Chief Financial Officer
IceWEB, Inc.
205 Van Buren Street, Suite 420
Herndon, VA 20170

Re:	IceWEB, Inc.
	Form 10-KSB for the year ended September 30, 2004
	Form 10-QSB for the quarter ended December 31, 2004
      Form 10-QSB for the quarter ended March 31, 2005
	File No. 0-27865

Dear Mr. Signorello:

      We have reviewed your response letter dated August 8, 2005 and have the following additional comments. As previously stated, these comments require amendment to the referenced filing previously filed with the Commission. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended September 30, 2004

Consolidated Financial Statements

Note 10 - Acquisitions, page 28

1. We have read your response to prior comment 1. With respect to your DevElements acquisition and in light of the disclosure in your
Form 8-K filed July 23, 2004, please advise us, in sufficient detail, how you concluded that each of the following (which are specifically identified in your purchase agreement) have no separate economic value: software and related documentation, products in source code and object code, license agreements between DevElements and its customers relating to products acquired, generic code pertaining to products and derivative works, third party software licenses and customer contracts. Refer to paragraphs 39 and A14 of SFAS 141. Please provide a similar analysis for each material acquisition in 2003 and 2004.

2. Further to our previous comment and in light of your disclosure on page 17 that the fiscal 2004 research and development expenses are related to efforts to "further develop and enhance" certain software products acquired during the fiscal year, please explain to us why a portion of the purchase price was not allocated to in-process research and development as it appears from your disclosure that some research and development was already underway by your target. Please note that we would expect acquired research and development assets that are determined to have no alternative future use to be charged to expense at the date of acquisition pursuant to paragraph 5 of FIN
4.

Form 10-QSB for the quarter ended March 31, 2005

Consolidated Financial Statements

Consolidated Balance Sheet, page 4

3. We note that you recorded a preferred stock dividend as a result of the March 2005 Convertible Preferred Stock issuance. However, we would have expected the discount to be amortized through retained earnings or accumulated deficit pursuant to footnote 5 to paragraph 8 of EITF 98-5. As appropriate, please amend your balance sheet to record the deemed dividend or advise us.

*    *    *    *

      As appropriate, please amend your Form 10-QSB and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.








      You may contact Rachel Zablow, Staff Accountant, at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief


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Mr. John R. Signorello
IceWEB, Inc.
August 18, 2005
Page 3